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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington, DC
109

FACING PAGE

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SEC FILE NUMBER
8- 35609

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/09_____ AND ENDING _____12/31/09_____
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sausley Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1201 Enterprise   Suite 644

(No. and Street)

League City	TX	77573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra K. Sausley   281-814-2525

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

(Name if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West	Southfield,	MI.	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

i

OATH OR AFFIRMATION

I, _____Sandra Sausley_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Sausley Securities, Inc._____ , as

of _____December 31_____ , 20 _09__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N/A

_____

Signature

President

Title

Sally J. Clark

Notary Public

SALLY G. CLARK
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
04-02-2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 25, 2010

Board of Directors
Sausley Securities, Inc.
1201 Enterprise Suite 644
League City , TX 77573

I have audited the accompanying balance sheet of Sausley Securities, Inc. , as of December 31, 2009, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Sausley Securities, Inc. as of December 31, 2009, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1

Sausley Securities, Inc.
BALANCE SHEET
As of December 31, 2009

ASSETS

CURRENT ASSETS

Cash in Bank	S	64.63
Investments		60.990.82
Prepaid Expenses		5,820.00
Total Current Assets		66,875.45

PROPERTY AND EQUIPMENT

TOTAL ASSETS	S	66,875.45

Sausley Securities, Inc.
BALANCE SHEET
As of December 31, 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	550.00
Total Current Liabilities		550.00

LONG-TERM LIABILITIES

Total Liabilities	550.00

STOCKHOLDERS' EQUITY

Capital Stock, no par value, 10,000 shares issued, 1,400 shares issued and outstanding	7,000.00
Retained Earnings	59,325.45
Total Stockholders' Equity	66,325.45
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 66,875.45

Sausley Securities, Inc.
STATEMENT OF INCOME

<table>
<tr><td></td><td colspan="2">12 Months Ended
December 31, 2009</td></tr>
<tr><td>**Revenues**</td><td></td><td></td></tr>
<tr><td>Commissions Earned</td><td>$</td><td>2,968.44</td></tr>
<tr><td>Gain(loss) on security trading</td><td></td><td>(312.29)</td></tr>
<tr><td>Unrealized gaiin (loss) on security</td><td></td><td>16,687.53</td></tr>
<tr><td>**Total Revenues**</td><td></td><td>19,343.68</td></tr>
<tr><td>**Operating Expenses**</td><td></td><td></td></tr>
<tr><td>Employee compensation and ben</td><td></td><td>600.00</td></tr>
<tr><td>Floor brokerage, exchange, and c</td><td></td><td>688.00</td></tr>
<tr><td>Other expenses</td><td></td><td>2,503.23</td></tr>
<tr><td>**Total Operating Expenses**</td><td></td><td>3,791.23</td></tr>
<tr><td>**Operating Income (Loss)**</td><td></td><td>15,552.45</td></tr>
<tr><td>**Net Income (Loss)**</td><td>$</td><td>15,552.45</td></tr>
</table>

Sausley Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended **December 31, 2009**
Beginning of Period	S 43,773.00
Plus: Net Income	S 15,552.45
Less: Dividends Paid	0.00
RETAINED EARNINGS **END OF PERIOD**	S 59,325.45

Sausley Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 15,552.45
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	(14,598.82)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(900.00)
Accrued Liabilities	0.00
Total Adjustments	(15,498.82)
Net Cash Provided By (Used in) Operating Activities	53.63
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	53.63
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 64.63

SAUSLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

| | Preferred Stock | | Common Stock | | Paid-in Capital | | Retained Earnings | | Total Stockholder's Equity | |
	Shares	Amount	Shares	Amount	Shares	Amount		Amount		Amount
Balance at January 1, 2009	0	0	1,400	$ 7,000		$ -	$	43,773	$	50,773
Net Income	-	-	-	-	-	-		15,552		15,552
Capital Transactions	-	-	-	-	-	-		-		-
Prior Period Adjustments	-	-	-	-	-	-		-		-
Balance at December 31, 2009	-	-	1,400	$ 7,000	-	$ -	$	59,325	$	66,325

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Sausley Securities, Inc. (the Company) was incorporated in the State of Texas effective December 6, 1985. The Company has adopted a calendar year.

Description of Business

The Company, located in League City, Texas, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by investment companies registered under the Investment Company Act of 1940.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Income taxes

Income taxes are accounted for in accordance with provisions of Statement of Financial Accounting Standards Number 96, which was adopted by the Company on January 1, 1989 and reflects accounting standards under SFAS No. 109, "Accounting for Income Taxes" which

Income taxes (Continued)

superseded APB Opinion No. 11, and numerous related interpretations and amendments and was effective for years beginning after December 15, 1992.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company had $16,687.53 unrealized gain which was reported the statement of income.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

SAUSLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds To investment companies registered under the Investment Company Act of 1940.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2009

Sausley Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2009

Computation of Net Capital

Total Stockholder's equity:		$ 66,325.00
Nonallowable assets:		
Other Assets	5,820.00	
Accounts receivable other	0.00	
Haircut Charges	9,148.62	14,968.62
Net allowable capital		$ 51,356.38

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	36.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	46,356.38

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	550.00
Percentage of aggregate indebtedness to net capital		1.07%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2009	$ 57,232.00
Adjustments:	
Change in Securities Haircuts	(55.62)
Change in Non Allowable Assets	(5,820.00)
NCC per Audit	51,356.38
Difference	$ (0.00)

Sausley Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2009

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are held at investment companies registered under the Investment Company Act of 1940.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2009	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2009	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2009

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 27, 2010

Board of Directors
Sausley Securities, Inc.
1201 Enterprise
Suite 644
League City, TX 77573

In planning and performing my audit of the financial statements and supplemental schedules of Sausley Securities, Inc. for the year ended December 31, 2009, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

See accountant's audit report
16

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA





DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: SAUSLEY SECURITIES, INC.

Address: 1201 ENTERPRISE #644
LEAGUE CITY, TX 77573

Telephone: (281) 814-2525

SEC Registration Number: 8-35609

FINRA Registration Number: 17742

(ii) Accounting Firm

Name: EDWARD RICHARDSON, JR., CPA

Address: 15565 NORTHLAND DRIVE, SUITE 508 WEST
SOUTHFIELD, MICHIGAN 48075

Telephone: (248) 559-4514

Accountant's State Registration Number:

MICHIGAN 1101013032

(iii) Audit date covered by the Agreement:

12 / 31 / 2009

(Month)   (Day)   (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _Sandra Sausley_

Name: _SANDRA SAUSLEY_

(By Firm's FINOP or President)

Title: _PRESIDENT_   Date: _2/26/2010_

Sausley Securities, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2009
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2009

SAUSLEY SECURITIES, INC.
December 31, 2009

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report...1

Financial Statements

Independent Accountants' Report on Supplementary Information...............................8

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control.........................15